

Mail Stop 3720

October 28, 2008

Mr. Con Unerko
President and
Chief Executive Officer
China Media Group Corporation
1403 Wan Chai Commercial Center
194-204 Johnston Road
Wanchai, Hong Kong

> **Re: China Media Group Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 0-50431**

Dear Mr. Unerko:

 We have reviewed your supplemental response letter dated October 22, 2008 and have the following comments. As noted in our comment letter dated September 25, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB
Financial Statements
Notes to consolidated financial statements
Note 2 Summary of significant accounting policies
Principles of consolidation, page F-8

1. Your response to comment 1 indicates that Messrs. Unerkov and Ho acquired their 25% interests in Central High before its acquisition by China Media Group Corp. in 2007. Describe for us the circumstances of Messrs. Unerkov and Ho's acquisition of those Central High shares. Describe the consideration exchanged by Messrs. Unerkov and Ho for their ownership interests in Central High. Explain and describe any efforts by Messrs. Unerkov and Ho to: find, promote, mediate, broker, structure, negotiate and otherwise arrange this merger transaction. Tell us when the considerations were exchanged and whether they included an element of compensation for services rendered.

2. With a view to additional disclosure, give us a better understanding of why the goodwill assigned to your advertising reporting unit was not impaired at December 31, 2007 and at

June 30, 2008. Explain to us the trends, presumptions and expectations you anticipate will provide for the recovery of your goodwill, in light of your continuing history of reported losses and minimal reported net revenues and gross margin. Further tell us the method and assumptions you used to determine the fair value of the advertising reporting unit.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3810 with any other questions.

Sincerely

Larry Spirgel
Assistant Director